UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-33072

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Leidos, Inc. Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Leidos Holdings, Inc.

11951 Freedom Drive

Reston, VA 20190

LEIDOS, INC. RETIREMENT PLAN

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plans Committee and Participants of

Leidos, Inc. Retirement Plan

Reston, Virginia

We have audited the accompanying statements of net assets available for benefits of Leidos, Inc. Retirement Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN MCCANN P.C.

San Diego, California

June 25, 2015

LEIDOS, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
	(in thousands)
ASSETS:
Investments—at fair value:
Mutual funds	$3,495,758	$3,456,020
Leidos Holdings, Inc. common stock	332,362	441,796
New SAIC common stock	98,012	170,922
Common collective trusts	1,824,393	1,781,502

Total investments	5,750,525	5,850,240
Receivables:
Notes receivable from participants	52,028	56,197
Company contributions	29,698	1,458
Participant contributions	7	6

Total receivables	81,733	57,661

NET ASSETS AVAILABLE FOR BENEFITS	$5,832,258	$5,907,901

See notes to financial statements.

LEIDOS, INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
	(in thousands)
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$300,749	$1,176,916
Interest and dividends	139,392	157,093

Net investment income	440,141	1,334,009

Interest income on notes receivable from participants	2,288	3,428
Contributions:
Participants	143,821	239,936
Employer	65,803	122,111
Employee rollovers	14,601	26,371

Total contributions	224,225	388,418

Total additions	666,654	1,725,855

DEDUCTIONS:
Distributions paid to participants	739,893	763,334
Administrative expenses	2,404	2,898

Total deductions	742,297	766,232

(DECREASE)/INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(75,643)	959,623

TRANSFERS FROM OTHER PLANS	—	3,072
TRANSFERS TO OTHER PLANS	—	(1,430,472)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,907,901	6,375,678

End of year	$5,832,258	$5,907,901

See notes to financial statements.

LEIDOS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1. DESCRIPTION OF THE PLAN

The following brief description of the Leidos, Inc. Retirement Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description dated September 2013 and Prospectus Supplement dated July 2014 for more complete information regarding the Plan. Within these financial statements, Leidos Inc. (the “Company”) refers to the sponsoring employer, and Leidos Holdings, Inc. (“Leidos”) refers to the publicly-traded parent of the sponsoring employer.

General—The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is a defined contribution 401(k) plan with profit-sharing and employee stock ownership plan (“ESOP”) features. Contributions to the Plan from participants and the Company are held in a qualified retirement trust fund. The Leidos, Inc. Retirement Plans Committee is the Plan’s named fiduciary for purposes of Section 402(a) of ERISA.

On September 27, 2013, Leidos completed the spin-off of its technical services and enterprise information technology services business into an independent, publicly traded company named Science Applications International Corporation (“New SAIC”). A new qualified plan was established for New SAIC and all account balances of active participants employed by New SAIC were transferred to the new plan. During October 2013, the Company transferred approximately $1,430,472,000 of Plan assets to the New SAIC plan. Immediately following the spin-off, Leidos effectuated a one-for-four reverse stock split of its shares of common stock. Each reference to the number of shares outstanding has been adjusted to reflect the reverse stock split for all periods presented.

On May 14, 2013, the Company merged the Vitalize Solutions Incorporated 401(k) Plan with and into the Plan. As a result of the Plan merger, all assets and liabilities of the affiliate Plan became assets and liabilities of the Plan.

Investment Funds—As of December 31, 2014, the Plan held investments in thirteen mutual funds, sixteen common collective trust funds, two Company stock funds: the Leidos Common Stock Fund and the Leidos Closed Stock Fund, and four other company stock funds: the New SAIC Common Stock Fund, the New SAIC Stock Cash, the New SAIC Closed Stock Cash, and the New SAIC Closed Stock Fund.

The Leidos Closed Stock Fund, the New SAIC Common Stock Fund, the New SAIC Stock Cash, the New SAIC Closed Stock Cash, and the New SAIC Closed Stock Fund are no longer available for new investment. As of December 31, 2014 and 2013, all amounts in the Leidos Common Stock Fund and Leidos Closed Stock Fund are invested in Leidos Holdings, Inc. common stock and all amounts in the New SAIC Common Stock Fund, New SAIC Stock Cash, New SAIC Closed Stock Cash, and New SAIC Closed Stock Fund are invested in New SAIC common stock, except for estimated cash reserves, which are invested in the Vanguard Prime Money Market Fund and are primarily used to provide future benefit distributions and facilitate investment exchanges.

Eligibility—Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the Plan. Employees must be in an eligible fringe benefit package to be eligible to receive Company matching 401(k) contributions, profit sharing contributions, and ESOP contributions. Employees may make elective contributions and receive Company matching 401(k) contributions upon commencing employment.

Participant Contributions—The Plan permits participants to contribute up to 75% of their eligible compensation to the Plan, subject to statutory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. Participant contributions are invested according to participant direction into any of the available investment funds of the Plan. Participant contributions and rollovers to the Leidos Common Stock Fund are limited to a maximum 50% of the employee deferral or rollover, as applicable.

LEIDOS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Employer Contributions—The Company may make discretionary contributions, which include matching 401(k) contributions, profit sharing contributions, and ESOP contributions. Effective January 1, 2014, the Company changed its matching 401(k) contributions from a maximum match percentage of 100%, depending on fringe level, of the first 6% of eligible compensation contributed to the Plan (up to a maximum match percentage of 6%) to a maximum match percentage of 50%, depending on fringe level, of the first 6% of eligible compensation contributed to the Plan (up to a maximum match percentage of 3%), which are invested per participant direction. Please refer to the Plan document for further details. The Company, at its discretion, may also make additional contributions to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k) (3) of the Internal Revenue Code. The Company made no additional contributions for the benefit of non-highly compensated participants for the Plan years ended December 31, 2014 and 2013. Company contributions to the Plan for the Plan years ended December 31, 2014 and 2013 were made in cash and transfers from the forfeiture account.

Effective January 1, 2014, the Company elected to make a profit sharing contribution of 2% of eligible compensation to all eligible employees that meet certain criteria including being employed at the Company on the last business day of the Plan year.

Participant Accounts—In accordance with Plan provisions, individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and if eligible, allocations of Company discretionary contributions. Allocations are based on participant eligible compensation, as defined in the Plan document. Participant accounts also reflect changes from investment income and losses and from distributions. The benefit to which a participant is entitled is the vested balance of his or her account.

Vesting and Forfeitures—Participant’s elective deferrals and rollover contributions together with associated earnings vest immediately. Company contributions vest 20% for each calendar year during which the participant works at least 850 hours and become fully vested after the participant completes five years of vesting service, as defined by the Plan. In addition, participants become fully vested in Company contributions while employed with the Company upon reaching age 59-1/2, permanent disability, or death. Upon termination of employment with the Company, participants forfeit any portion of Company contributions that have not yet vested. Forfeitures may be applied to future Company matching 401(k) contributions, to provide reinstatements due to military leave, to increase profit sharing or ESOP contributions, or to pay Plan expenses. During the years ended December 31, 2014 and 2013, the Company applied forfeited non-vested amounts of approximately $6,525,000 and $6,457,000, respectively, primarily toward Company matching 401(k) contributions. As of December 31, 2014 and 2013, forfeited non-vested accounts available for application by the Company totaled approximately $2,292,000 and $2,224,000, respectively.

Notes Receivable from Participants—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. Loan repayment periods may not exceed 60 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 30 years. The loans are secured by the vested account balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are collected ratably through payroll deductions. As of December 31, 2014, outstanding loans bear interest at rates ranging from 3.25% to 10.0%, and have maturities from January 2015 through November 2044.

Distributions to Participants—For vested account balances less than $5,000, participants receive their vested account balance in a single lump sum within twelve calendar months following termination of employment with the Company. For vested account balances that exceed $5,000, a participant’s vested account balance is not distributed unless the participant elects to take a distribution following the participant’s termination of employment with the Company. Regardless of the existing account balance, distributions are made to participants who die or become permanently disabled while employed by the Company. After attaining age 59-1/2, a participant may make withdrawals even if still employed by the Company. A participant may make withdrawals from the Plan prior to attaining age 59-1/2 of their rollover account or if the participant incurs a financial hardship, as specified by the Plan. Former employees, regardless of their age, may elect to receive up to two distributions in any given Plan year, of all or a portion of their account balance.

Tax Status—The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated February 6, 2013, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. Although the Plan has been amended since receiving the February 6, 2013 letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

LEIDOS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in any unvested portion of their accounts.

Transfers from Other Plans—Transfers of assets from other plans primarily represents amounts transferred from terminated acquired plans.

Transfers to Other Plans—Transfers of assets to other plans primarily represents amounts transferred to a new retirement plan sponsored by New SAIC following the spin-off described above in Note 1.

Related-Party Transactions—Certain Plan investments are managed by The Vanguard Group, the Plan’s record-keeper; therefore, transactions with these investments qualify as party-in-interest transactions. Fees paid to the record-keeper were approximately $2,404,000 and $2,898,000 for the Plan years ended December 31, 2014 and 2013, respectively. There were no amounts payable to the Plan’s record-keeper as of December 31, 2014 and December 31, 2013. Members of the Company’s Retirement Plans Committee also participate in the Plan.

At December 31, 2014 and 2013, the following Leidos Holdings, Inc. and New SAIC shares were held by the Plan:

	Number of Shares	Cost Basis
	(in thousands)
At December 31, 2014:
Leidos Holdings, Inc. common stock	7,645	$215,278
New SAIC common stock	2,420	$44,685
At December 31, 2013:
Leidos Holdings, Inc. common stock	9,472	$257,190
New SAIC common stock	5,156	$110,466

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on their trade dates.

Investment Valuation and Income Recognition—Investments held by the Plan are carried at fair value as follows:

Investment in Mutual Funds—The Plan’s investments in mutual funds are stated at fair value based on quoted market prices.

Investment in Common Collective Trusts—As of December 31, 2014, the Plan held investments in sixteen common collective trusts (CCT): a series of Vanguard Target Retirement Trusts Plus; the Wellington Trust Small Cap 2000 Portfolio; the Wellington Trust TIPS Portfolio; the Loomis Sayles Core Plus Fixed Income Portfolio; and the T. Rowe Price U.S. Mid Cap Value Equity Trust. Fair value for these investments is determined by the trustee using observable inputs other than unadjusted quoted prices.

Investment in Common Stock—Investments in shares of Leidos Holdings, Inc. common stock and New SAIC common stock, which are publicly traded on the New York Stock Exchange, are recorded at their publicly-traded quoted market price as of December 31, 2014 and December 31, 2013.

Investment Gains and Losses—Realized gains and losses on sales of investments are calculated as the difference between the fair value of the investments upon sale and the fair value of the investments at purchase. Unrealized appreciation or depreciation is calculated as the difference between the fair value of the investments at the end of the year and the fair value of the investments at the beginning of the year or at purchase if purchased during the year. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants—Notes receivable from participants are carried at the aggregate unpaid principal balance of loans outstanding.

Benefits Payable—Benefit payments to participants are recorded upon distribution. There were no significant benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2014 and 2013.

LEIDOS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results may differ from those estimates.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan sponsor or Plan participants as provided in the Plan document.

3. INVESTMENT INFORMATION

The Plan’s investments are held in a trust fund. The fair values of the investments representing 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013, are as follows:

	2014	2013
	(in thousands)
Mutual funds:
Vanguard Institutional Index Fund Institutional Plus Shares	$659,702	$605,637
Dodge & Cox Stock Fund	442,316	437,366
Vanguard Prime Money Market Fund Institutional Shares	341,243	377,625
Vanguard Extended Market Index Fund Institutional Plus Shares	335,307	354,128
Vanguard Total Bond Market Index Fund Institutional Plus Shares	353,943	311,598
Vanguard PRIMECAP Fund Admiral Shares	371,275	296,253
Vanguard Target Retirement 2025 Trust Plus	313,540	295,977
Common stock:
Leidos Holdings, Inc. common stock	332,362	441,796

During the years ended December 31, 2014 and 2013, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	2014	2013
	(in thousands)
Mutual funds	$130,892	$534,660
Common collective trusts	126,699	317,571
Separately managed accounts	—	86,457
Common stock	43,158	238,228

Net appreciation in fair value	$300,749	$1,176,916

The Plan invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

LEIDOS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

4. FAIR VALUE MEASUREMENTS

Accounting guidance has been issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable to the fair value measurement of assets or liabilities and are used to the extent that observable inputs are not available.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, on a recurring basis as of December 31, 2014 and 2013:

	Active Markets for Identical Assets		Other Observable Inputs
	(Level 1)		(Level 2)		Total
	2014	2013	2014	2013	2014	2013
(in thousands)
Mutual funds:
Domestic equity funds	$2,400,231	$2,282,717	$—	$—	$2,400,231	$2,282,717
Bond funds	465,520	570,371	113,108	—	578,628	570,371
Short term reserve funds	341,243	391,350	—	—	341,243	391,350
International equity funds	175,656	211,582	—	—	175,656	211,582
Common stock:
Leidos Holdings, Inc.	332,362	441,796	—	—	332,362	441,796
New SAIC	98,012	170,922	—	—	98,012	170,922
Common collective trusts:
Balanced funds	—	—	1,611,938	1,563,697	1,611,938	1,563,697
Domestic equity funds	—	—	196,140	199,875	196,140	199,875
Bond funds	—	—	16,315	17,930	16,315	17,930

Total investments at fair value	$3,813,024	$4,068,738	$1,937,501	$1,781,502	$5,750,525	$5,850,240

For the year ended December 31, 2014, approximately $113,108,000 of assets were transferred from Level 1 to Level 2. There were no transfers between Level 1 and Level 2 during the year ended December 31, 2013.

The Plan did not have any Level 3 investments for the years ended December 31, 2014 and 2013.

LEIDOS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2014 and 2013 as reported in the financial statements to Schedule H on Form 5500:

	2014	2013
	(in thousands)
Net assets available for benefits as reported in financial statements	$5,832,258	$5,907,901
Participant loans deemed distributed	(2,803)	(2,747)
Deemed loans repaid	436	349

Net assets available for benefits reported on Schedule H on Form 5500	$5,829,891	$5,905,503

The following is a reconciliation of deemed distributions of participant loans for the year ended December 31, 2014, as reported in the financial statements to Schedule H on Form 5500:

2014
(in thousands)
Deemed distributions of participant loans as reported in the financial statements	$—
Add participant loans deemed distributed in 2014	406

Deemed distributions of participant loans reported on Schedule H of Form 5500	$406

******

SUPPLEMENTAL SCHEDULE

LEIDOS, INC. RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT

END OF YEAR) AS OF DECEMBER 31, 2014 (in thousands)

EIN: 95-3630868         Plan #004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest and Collateral	(d) Cost	(e) Current Value
*	Leidos Holdings, Inc. common stock	Company stock	**	$332,362
*	New SAIC common stock	Common stock	**	98,012
*	Vanguard Inst Idx Inst Plus	Mutual fund	**	659,702
*	Dodge & Cox Stock Fund	Mutual fund	**	442,316
*	Vanguard PRIMECAP Adm	Mutual fund	**	371,275
*	Vanguard Total Bond Mkt Inst P	Mutual fund	**	353,943
*	Vanguard Prime MM Inst	Mutual fund	**	341,243
*	Vanguard Ext Mkt Index Inst Pl	Mutual fund	**	335,307
*	LongLeaf Partne Small Cap	Mutual fund	**	176,578
*	T Rw Prc Ins Md Cp Eqy Gr	Mutual fund	**	175,859
*	Vanguard Int’l Growth Adm	Mutual fund	**	175,656
*	Vanguard FTSE A-W ex-US Inst P	Mutual fund	**	150,399
*	Loomis Sayles Transition	Mutual fund	**	113,108
*	Vanguard S-T Bond Idx Inst P	Mutual fund	**	111,577
*	DFA Em Mkts Core Eq Inst	Mutual fund	**	88,795
*	Vanguard Tgt Retire 2025 Tr P	Common collective trust	**	313,540
*	Vanguard Tgt Retire 2020 Tr P	Common collective trust	**	286,372
*	Vanguard Tgt Retire 2030 Tr P	Common collective trust	**	231,435
*	Vanguard Tgt Retire 2015 Tr P	Common collective trust	**	192,545
*	Vanguard Tgt Retire 2035 Tr P	Common collective trust	**	165,331
*	TRP US Md Cp Val Eq Tr D	Common collective trust	**	131,659
*	Vanguard Tgt Retire 2040 Tr P	Common collective trust	**	119,801
*	Vanguard Tgt Retire 2010 Tr P	Common collective trust	**	88,142
*	Vanguard Tgt Retire Inc Tr P	Common collective trust	**	87,696
*	Vanguard Tgt Retire 2045 Tr P	Common collective trust	**	79,719
*	Wellington Small Cap	Common collective trust	**	64,461
				(Continued	)

*	Indicates party-in-interest to the Plan.
**	Not applicable—participant-directed investment.

SUPPLEMENTAL SCHEDULE

LEIDOS, INC. RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT

END OF YEAR) AS OF DECEMBER 31, 2014 (in thousands)

EIN: 95-3630868         Plan #004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest and Collateral	(d) Cost	(e) Current Value
*	Vanguard Tgt Retire 2050 Tr P	Common collective trust	**	36,742
*	Wellington Trust TIPS	Common collective trust	**	16,315
*	Vanguard Tgt Retire 2055 Tr P	Common collective trust	**	6,479
*	Vanguard Tgt Retire 2060 Tr P	Common collective trust	**	4,137
*	LS Core Plus Fixed Inc D	Common collective trust	**	19
*	Notes Receivable from Participants	Loans/Interest rates from 3.25% to 10.0%; maturities from January 2015 to November 2044	-0-	52,028

	Total			$5,802,553

*	Indicates party-in-interest to the Plan.
**	Not applicable—participant-directed investment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Leidos, Inc. Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEIDOS, INC. RETIREMENT PLAN

Date: June 25, 2015	/s/ Taschia Tamakloe
Taschia L. Tamakloe
Vice President, Corporate Benefits Director

Exhibit Index

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm